SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

Far East Energy Corporation

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

307325100

(CUSIP Number)

Tim Whyte

Sofaer Global Research (UK) Ltd.

9 Upper Belgrave Street

London SW1X 8BD

United Kingdom

+44-20-7259-4400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 10, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

(Continued on following pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 307325100	13D/A	Page 2 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sofaer Capital Asian Hedge Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
8 SHARED VOTING POWER 9,364,979
9 SOLE DISPOSITIVE POWER
10 SHARED DISPOSITIVE POWER 9,364,979

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,364,979
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 307325100	13D/A	Page 3 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sofaer Capital Global Hedge Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
8 SHARED VOTING POWER 9,364,979
9 SOLE DISPOSITIVE POWER
10 SHARED DISPOSITIVE POWER 9,364,979

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,364,979
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 307325100	13D/A	Page 4 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sofaer Capital Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
8 SHARED VOTING POWER 9,364,979
9 SOLE DISPOSITIVE POWER
10 SHARED DISPOSITIVE POWER 9,364,979

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,364,979
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 307325100	13D/A	Page 5 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Restructuring Investors Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 4,442,865
8 SHARED VOTING POWER
9 SOLE DISPOSITIVE POWER 4,442,865
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,442,865
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 307325100	13D/A	Page 6 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Passlake Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 566,676
8 SHARED VOTING POWER
9 SOLE DISPOSITIVE POWER 566,676
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 566,676
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.46%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 307325100	13D/A	Page 7 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Persistency
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 8,585,729
8 SHARED VOTING POWER
9 SOLE DISPOSITIVE POWER 8,585,729
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,585,729
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D/A

This Amendment (“Amendment”) amends and supplements the original Statement on Schedule 13D filed on January 3, 2005 (as amended, the “Original Schedule 13D”) by Sofaer Capital Inc. (“Sofaer”), Sofaer Capital Asian Hedge Fund (“Sofaer Asia”), Sofaer Capital Global Hedge Fund (“Sofaer Global” and together with Sofaer and Sofaer Asia, the “Sofaer Parties”), Restructuring Investors Limited (“Restructuring”), Persistency, a Cayman Islands limited company (“Persistency”), and Passlake Limited (“Passlake” and together with the Sofaer Parties, Persistency and Restructuring, the “Reporting Persons”), with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Far East Energy Corporation, a Nevada corporation (the “Company”). The Reporting Persons are filing this Amendment to update certain information with respect to the “group” status, voting power and any deemed beneficial ownership reported in the Original Schedule 13D. Unless otherwise stated, the information set forth in the Original Schedule 13D remains accurate in all respects.

On December 23, 2004, Chasm Lake Management Services (acting for itself and as a representative of Persistency), Sofaer Capital Inc. (acting for itself and for Sofaer Asia and Sofaer Global), Restructuring and Passlake entered into an Investor Group Agreement (the “Investor Agreement”) with respect to the Company. On January 10, 2007, the Investor Agreement was terminated pursuant to a Letter Agreement, a copy of which is attached hereto and incorporated herein by reference, effectively ending the relationship among the Reporting Persons with respect to the Company. Prior to the filing of this Amendment, the Sofaer Parties were participants in a proxy solicitation with respect to the Company; however, the Sofaer Parties are no longer participants in such a proxy solicitation. Accordingly, any “group” status, as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, that may have been deemed pursuant to the Investor Agreement and/or the proxy solicitation has ended. The Reporting Persons are filing this Amendment to reflect such changes.

1.	SECURITY AND ISSUER.

No material change.

2.	IDENTITY AND BACKGROUND.

No material change.

3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

No material change.

4.	PURPOSES OF TRANSACTION.

Section 4 is hereby amended and restated in its entirety and replaced by the following:

The shares of Common Stock have been acquired by the Reporting Persons for investment purposes. Except for the actions referred to in the preceding sentence, none of the persons on behalf of whom this Statement is filed currently has other plans or proposals that relate to or would result in any of the consequences listed in paragraphs (a) through (j) of Item 4 of

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Schedule 13D. Each of the Reporting Persons intends to review on a continuing basis the investments it has in the Company and based on such continuing review, and all other factors deemed relevant, such Reporting Person may sell or seek the sale of all or part of the shares or seek to increase its holdings of shares of Common Stock.

5.	INTEREST IN SECURITIES OF THE ISSUER.

Section 5(a) is hereby amended and restated in its entirety and replaced by the following:

A.	The responses set forth on each of the cover pages with respect to the Reporting Persons are hereby incorporated by reference herein.

According to the Company’s Quarterly Report on Form 10-Q filed on November 8, 2006, there were 123,757,342 shares of Common Stock outstanding as of October 31, 2006.

Due to the termination of the Investor Agreement on January 10, 2007, the Reporting Persons are no longer deemed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended. Because each of Restructuring and Passlake no longer beneficially own more than five percent of the Company’s Common Stock, each of Restructuring and Passlake will make no further reports or amendments to this Statement. The Sofaer Parties and Persistency will file their own reports or amendments to this Statement separately if any are required after the date hereof.

Due to the relationship of Sofaer with Sofaer Capital Natural Resources Hedge Fund, a Cayman Islands mutual trust (“Sofaer Resources”), the Sofaer Parties may be deemed to have beneficial ownership of the shares of Common Stock held by Sofaer Resources. Sofaer Resources owns 739,900 shares of Common Stock. Therefore, the Sofaer Parties may be deemed to have beneficial ownership of 9,364,979 shares of Common Stock, 6,825,629 shares of which are outstanding and 2,539,350 shares of which are issuable upon the exercise of warrants, or approximately 7.4% of the outstanding Common Stock.

Each of the parties described herein disclaims beneficial ownership of the shares held by any other party.

Section 5(b) is hereby amended and restated in its entirety and replaced by the following:

B.	The Sofaer Parties together with Sofaer Resources may be deemed to have shared dispositive and voting power over 9,364,979 shares of Common Stock. Restructuring has sole dispositive and voting power over 4,442,865 shares of Common Stock. Passlake has sole dispositive and voting power over 566,676 shares of Common Stock. Persistency has sole dispositive and voting power over 8,585,729 shares of Common Stock.

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C.	No material change.

D.	Not applicable.

Section 5(e) is hereby amended and restated in its entirety and replaced by the following:

E.	Each of Restructuring and Passlake ceased to be the beneficial owner of more than five percent of the Company’s Common Stock upon termination of the Investor Agreement on January 10, 2007. Therefore, this constitutes an exit filing for each of Restructuring and Passlake and such parties will no longer file any amendments to this Statement.

6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Section 6 is hereby amended by adding the following:

On January 10, 2007, the Investor Agreement was terminated pursuant to a Letter Agreement, a copy of which is attached hereto and incorporated herein by reference, effectively ending the relationship among the Reporting Persons with respect to the Company.

7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 5: Letter Agreement, dated January 10, 2007, by and among the Reporting Persons.

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SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

January 10, 2007

SOFAER CAPITAL GLOBAL HEDGE FUND

By:	/s/ Tim Whyte
Name:	Tim Whyte
Title:	Attorney-in-Fact

SOFAER CAPITAL ASIAN HEDGE FUND

By:	/s/ Tim Whyte
Name:	Tim Whyte
Title:	Attorney-in-Fact

SOFAER CAPITAL INC.

By:	/s/ Tim Whyte
Name:	Tim Whyte
Title:	Attorney-in-Fact

RESTRUCTURING INVESTORS LIMITED

By:	/s/ Tim Whyte
Name:	Tim Whyte
Title:	Attorney-in-Fact

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PERSISTENCY

By:	/s/ Tim Whyte
Name:	Tim Whyte
Title:	Attorney-in-Fact

PASSLAKE LIMITED

By:	/s/ Tim Whyte
Name:	Tim Whyte
Title:	Attorney-in-Fact

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